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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



14047269

SEC Mail Processing Section

FEB 28 2014

Washington, DC

SEC FILE NUMBER

8- 40465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

60 State Street, 11th Floor
(No. and Street)

| Boston | MA | 02109 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur G. Gottlieb   617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallace Niedzwiecki
(Name – *if individual, state last, first, middle name*)

| 84 Andrew Lane | Holliston | MA | 01746 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Arthur G. Gottlieb_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Downer & Company, LLC , as
of _December 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
Title

_____
Notary Public   Commission expires: August 20, 2015

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE--DECEMBER 31, 2013

DOWNER & COMPANY, LLC
(Name of Respondent)

60 State Street, Boston, Massachusetts 02109
(Address of Principal Executive Office)

Arthur Gottlieb
Managing Director
Downer & Company, LLC
60 State Street
Boston, Massachusetts   02109
(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

DOWNER & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

Wallace Niedzwiecki

Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

INDEPENDENT REGISTERED AUDITOR'S REPORT

The Partners of Downer & Company, LLC
Downer & Company, LLC

I have audited the accompanying statement of financial condition of Downer & Company, LLC as of December 31, 2013 and 2012. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Downer & Company, LLC at December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

I also have audited, in accordance with the standards of the Public Company Accounting Oversight Board generally accepted in the United States of America Downer and Company, LLC's internal control over financial reporting as of December 31, 2013, based on the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

February 26, 2014

Wallace Niedzwiecki

DOWNER & COMPANY, LLC
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2013 AND 2012

ASSETS

		2013		2012
CURRENT ASSETS				
Cash and cash equivalents	$	1,756,938	$	3,669,867
Accounts receivable		1,570,733		3,012,560
Employee advances				5,942
Prepaid expenses		60,086		41,451
TOTAL CURRENT ASSETS	$	3,387,757	$	6,729,820
PROPERTY and EQUIPMENT - at cost				
Office equipment	$	252,111	$	231,951
Leasehold improvements		119,012		119,740
Computer		144,171		125,448
Total		515,294		477,139
Less accumulated depreciation		(328,925)		(303,633)
NET PROPERTY and EQUIPMENT	$	186,369	$	173,506
OTHER ASSETS				
Investments		41,566		41,566
Prepaid taxes		3,998		14,955
Deposits		171,722		158,931
TOTAL OTHER ASSETS		217,286		215,452
TOTAL ASSETS	$	3,791,412	$	7,118,778

LIABILITIES & PARTNERS' EQUITY

		2013		2012
CURRENT LIABILITIES				
Accounts payable	$	68,064	$	108,661
Accrued expenses		53,225		50,137
Accrued payroll and vacation obligation		155,895		140,409
Accrued taxes		118,920		69,740
Accrued Profit Sharing				182,212
Payroll withholdings & taxes		118,999		578,735
TOTAL CURRENT LIABILITIES	$	515,103	$	1,129,894
TOTAL LIABILITIES		515,103		1,129,894
PARTNERS' EQUITY	$	3,276,309	$	5,988,884
TOTAL LIABILITIES & PARTNERS' EQUITY	$	3,791,412	$	7,118,778

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2013 AND 2012

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

ORGANIZATION - DOWNER & COMPANY, LLC

Downer and Company was formed as a partnership on February 1,1984. On December 27, 1996
the partnership became a limited liability company under the name of Downer & Company, LLC.
The Company offers investment banking services to corporate clients to assist with the implementation
of corporate development programs of acquisition, merger, divestiture, and joint venture.

ACCOUNTING METHOD

For tax purposes, the Company reports income and expenses using the cash basis method of
accounting. For financial reporting purposes, the Company uses the accrual basis of accounting.

INCOME TAXES

No provision for income taxes is shown in the financial statements because the Company is a
limited liability company. As such, taxable income or loss passes directly to the partners.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided over the estimated useful life of
of the related asset, principally on the straight-line method. Office equipment, leasehold improvements,
and computers were disposed of during 2013 and 2012 and no gain was realized.

PENSION PLAN

In 2013, the Company established a revised defined contribution standard 401(k) profit sharing plan as
its only pension plan. The new plan continues to cover substantially all of the Company's US based
employees by adopting the profit sharing and 401(k) provisions of the Company's existing plans.

Under the new plan, profit-sharing contributions were made at the discretion of the Company.
For the years ended December 31, 2013 and 2012, the profit-sharing expenses were $ 215,735
and $ 182,212 respectively. Under the new plan, the Company chose not to continue to match
an employee's contribution to the 401(K) plan.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost which approximates fair value. Cash equivalents
are highly liquid financial instruments with an original maturity of three months or less.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles
requires management to make estimates and assumptions that affect certain reported amounts and
disclosures. Accordingly, actual results could differ from those estimates.

CURRENCY TRANSLATION

Transactions undertaken in foreign currencies are translated into US dollars at approximate exchange
rates prevailing at the time the transactions occurred.

DOWNER & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2013 AND 2012

2. ACCOUNTS RECEIVABLE

On December 31, 2013 and 2012, accounts receivable consisted of $1,570,733 and $ 3,012,560 .

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange
Commission under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires
the maintenance of minimum net capital of $34,340. At December 31, 2013, the Company's
net capital was $ 1,218,149.

4. LEASE OBLIGATIONS

The company signed a lease for the office location in Boston beginning 8-1-09
and expiring on 10/31/14. The basic rent was $30,289 monthly.
The company signed a lease for a new office in Paris effective March 2013 and expiring in 36 months.
The basic rent is $22,699 per quarter payable on the first of each quarter.
The company signed a lease for a new office in Frankfurt expiring 12/31/14.
The basic rent is $16,322 monthly.
The company signed a lease for a new office in Shanghai expiring 12/31/14.
The basic rent is $4,129 monthly.

The minimum annual rental commitments under the Company's operating leases for offices is as follows:

	2014	2015	2016
Boston	$ 302,890		
Paris	$ 103,802	$ 103,802	$ 17,300
Frankfurt	$ 195,984	$ 195,984	
Shanghai	$ 49,554		
Mumbai	$ 13,200		

5. INVESTMENTS

The Company has made a number of investments in private securities for which there is no market.
The value of investments as at December 31, 2013 and 2012 is:

	2013	2012
J & R Founders Fund	$ 41,566	$ 41,566

6. INSURED CASH

The Company maintains its cash balances at various banks and financial services companies.
Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $250,000.
Accounts at the financial services company are insured by the Securities Investor Protection Corporation
up to $500,000. A summary of the total insured and uninsured balances is as follows:

December 31,	2013	2012
Total cash	$ 1,756,938	$ 3,669,867
Portion insured	$ 277,584	$ 1,537,819
Uninsured balance	$ 1,479,354	$ 2,132,048

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DOWNER & COMPANY, LLC

CASH	$	1,756,938
LESS; NOT ALLOWABLE FOR NET CAPITAL		5,000
LESS: TOTAL LIABILITIES		
(AGGREGATE INDEBTEDNESS)		
ACCOUNTS PAYABLE		68,064
ACCRUED EXPENSES AND PAYROLL		209,120
PAYROLL WITHHOLDINGS & TAXES		237,919
HAIRCUT ON FOREIGN CURRENCY		18,686
	$	533,789
ALLOWABLE NET CAPITAL	$	1,218,149
NET CAPITAL REQUIREMENT	$	34,340
EXCESS CAPITAL	$	1,183,809

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

The Company is not required to maintain a "Special Reserve Bank Account
for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3
pursuant to paragraph (k)(2)(i) of such Rule under the Securities Exchange
Act of 1934 as an introducing broker that carries no margin accounts,
does not otherwise hold funds or securities of customers, and effectuates
financial transactions between the broker or dealer and the Company's
customers through a bank account designated as a special account for the
benefit of customers. Operating under such exemption, the Company is not
required to prepare a determination of reserve requirements for brokers or dealers.

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

The computation of net capital under Rule 15c3-1 included in this
audited report reflects net capital of $ 1,218,149. The computation
included in the Company's corresponding unaudited Form X-17a-5, Part IIA
filing as of December 31, 2013, and its reconciliation to the audited
report, is as follows:

Company's unaudited computation of net capital	$	1,218,149
Increase or decrease in assets	$	0
Increase or decrease in current liabilities	$	0
Company's audited computation of net capital	$	1,218,149